Exhibit 99.1

Pyxis Tankers Announces Date for the Release of the Second Quarter 2026 Results

Maroussi, Greece, August 26, 2026 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international diversified shipping company with a focus on the seaborne transportation of refined petroleum products and dry bulk commodities, today announced the following:

We will issue our unaudited results for the second quarter ended June 30, 2026, after the market close in New York on Monday, August 31, 2026.

An accompanying slide presentation of the second quarter 2026 financial results will be available on the Pyxis Tankers website, under the Presentations section of the Investor Relations page.

About Pyxis Tankers Inc.

Pyxis Tankers Inc. currently owns a modern fleet of six mid-sized eco-vessels engaged in the seaborne transportation of refined petroleum products and dry-bulk commodities. The fleet consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures that own a sister-ship Kamsarmax and an Ultramax vessel. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to its capital resources, competitive cost structure, strong customer relationships and experienced management team whose interests are aligned with shareholders.

Company

Pyxis Tankers Inc.

K. Karamanli 59

Maroussi, 15125 Greece

Tel: +30 210 638 0200, +1 917 291 7142

Email: ir@pyxistankers.com